Rule 424(b)5
Registration Statement No. 333-92595

[FORD LOGO]

Ford Motor Credit Company

$7,000,000,000
VARIABLE DENOMINATION
FLOATING RATE DEMAND NOTES
Offered pursuant to the
FORD MONEY MARKET ACCOUNT

     The Variable Denomination Floating Rate Demand Notes are being issued and offered by Ford Motor Credit Company pursuant to the Ford Money Market Account Plan. The Plan is designed to provide to investors a convenient means of investing funds directly with Ford Credit. Investments by an investor pursuant to the Plan will be used to purchase a Note, the principal amount of which will be equal to the aggregate of all investments by the investor, together with interest accrued thereon, less the aggregate of any redemptions, and will be credited to an account (the “Plan Account”) established for the investor by the Agent Bank. See “Description of Notes,” “How to Invest” and “Agent Bank and Administration” in the Plan Summary section of this Prospectus.

     The Notes earn interest at a floating rate per annum equal to the most recent seven-day average yield (non-compounded) for all taxable money funds as reported weekly in Money Fund Report® plus of one percentage point (the “Base Rate”). In addition, Ford Credit may from time to time, at its sole discretion, increase the rate of interest payable on the Notes by adding to the Base Rate, an incremental per annum rate (the “Incremental Rate”). Different incremental rates may be payable to Investors based on the principal amount credited to their Plan Accounts, with larger accounts receiving a higher Incremental Rate. Payment of Incremental Rates may be discontinued at any time. Interest payable on Notes will accrue daily and be credited to each investor’s Plan Account as of the last day of each calendar month. See “Interest Rate Information” in the Plan Summary.

Current interest rate information is available on our website

(http://www.fordcredit.com/moneymarket/)
or by calling toll-free 800-462-2614

     Information with respect to how to invest in Notes and how to redeem Notes can be found under “How to Invest” and “How to Redeem Investments” in the Plan Summary. Further information about the Notes can be found under “Description of Notes” in the Plan Summary.

     The Notes and the Plan Accounts they represent are non-transferable. Ford Credit reserves the right to withdraw, cancel or modify the offer of the Notes at any time. Ford Credit may reject any offer to purchase Notes in whole or in part. The Notes will rank equally and ratably with all other unsecured and unsubordinated indebtedness of Ford Credit, of which $133 billion was outstanding at December 31, 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 18, 2000

WHERE YOU CAN FIND MORE INFORMATION
INFORMATION CONCERNING FORD CREDIT
GENERAL
INTEREST RATE INFORMATION
HOW TO INVEST
HOW TO REDEEM INVESTMENTS
DESCRIPTION OF THE NOTES
AGENT BANK AND ADMINISTRATION
TAXES
TERMINATION, SUSPENSION OR MODIFICATION
RIGHTS NOT TRANSFERABLE
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

     You should rely only on the information contained or incorporated by reference in this Prospectus. No one has been authorized to provide you with different information.

     The Notes are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus is accurate as of any date other than the date of this Prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

      Ford Motor Credit Company (“Ford Credit”) files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document Ford Credit files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows Ford Credit to “incorporate by reference” the information Ford Credit files with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that Ford Credit files later with the SEC will automatically update and supersede the previously filed information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until (i) after the date of filing of this Registration Statement and prior to effectiveness and (ii) the offering of all the debt securities has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 1998 (the “1998 10-K Report”).

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the “First Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the “Second Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the “Third Quarter 10-Q Report”).

•	Current Reports on Form 8-K dated January 11, 1999, February 2, 1999 (the “February 1999 8-K Report”), February 22, 1999, April 15, 1999, May 27, 1999, July 15, 1999, October 19, 1999, October 27, 1999, January 10, 2000, January 25, 2000, January 28, 2000 (the “January 2000 8-K Report”), February 2, 2000 and February 4, 2000.

      These reports include information about Ford Motor Company (“Ford”) as well as information about Ford Credit.

      You may request copies of these filings at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address:

        Ford Motor Credit Company
The American Road
Dearborn, MI 48121
Attn: Corporate Secretary
(313) 594-9876

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada, Australia, Indonesia and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

FORD MONEY MARKET ACCOUNT

PLAN SUMMARY

GENERAL

      Your rights under the Plan, and the limitations on those rights, together with the principal provisions of the Plan, are summarized in the next few pages. This summary is subject to the detailed provisions of the Plan, which are controlling. A copy of the Plan is filed as an exhibit to the Registration Statement of which this Prospectus is a part. A copy of the Plan is available to any investor upon written request.

      All investments under the Plan are used to purchase Notes. A Note which represents investments under the Plan and interest on those investments is issued to each investor upon initial establishment of a Plan Account. The principal amount of the Note, plus accrued and unpaid interest, is recorded on a register maintained by The Northern Trust Company (the “Agent Bank”).

      You can obtain current account information by calling toll-free 800-462-2614 or by visiting our web site at http://www.fordcredit.com/moneymarket/. You also may write to Ford Money Market Account, The Northern Trust Company, P.O. Box 75936, Chicago, Illinois 60675-5936 to obtain account information. Further information about the Plan and assistance in opening an account is available on the web site or by calling the number or writing to the address given above.

      A Plan Account is not a bank account and is not protected by the Federal Deposit Insurance Corporation or any other insurance. Since all funds under the Plan will be invested in the securities of a single issuer (Ford Credit), investors will not have the advantage of diversification offered by money funds and will not have the protection provided by the Investment Company Act of 1940.

INTEREST RATE INFORMATION

      Investments in Notes under the Plan earn interest at a floating rate per annum equal to (i) the Base Rate (the most recent seven-day average yield (non-compounded) for all taxable money funds reported weekly in Money Fund Report®*, plus an additional  1/4 of one percentage point) plus (ii) the Incremental Rate, if any.** Interest on amounts credited to Plan Accounts is accrued daily and credited to Plan Accounts monthly as of the last day of each month.

      The interest rate is determined and becomes effective on the next following Monday each time a new seven-day average yield (non-compounded) for all taxable money funds reported in Money Fund Report® is available. The new seven-day average yield (non-compounded) plus an additional  1/4 of a percentage point becomes the Base Rate for the following seven-day period. If in any week Money Fund Report® is not available, the Base Rate for the following calendar week will be the same as that for the previous calendar week. If Money Fund Report® ceases to be published, an approximately equivalent effective Base Rate for investments under the Plan will be determined on the basis of a formula established by Ford Credit.

      Money Fund Report® is published weekly and includes yield statistics for nearly all taxable money funds in operation. The reported yields are obtained from the money funds themselves and are stated on a consistent simple interest basis to represent the annualized total yield to the investor, after deducting any management fees and expenses of each of the money funds. While Money Fund Report® states that the yield information obtained from money funds is screened by the publisher, no guarantee of the accuracy of the information contained in Money Fund Report® is made by Ford Credit.

_______________
       * Money Fund Report® is a registered trademark of IBC Financial Data, Inc.
      ** Some individual taxable money funds from time to time may have earned (or may earn) yields greater than those provided under the Plan.

      Interest credited for any given past period on investments under the Plan is not an indication or representation of future results. Because the weekly interest rate applicable to investments under the Plan may fluctuate, such information may not provide a basis for comparison with bank deposits, other investments which pay a fixed yield for a stated period of time, or investment companies, including money funds, which may use a different method of calculating yield. Information on the current interest rate applicable to investments under the Plan is available on our web site, or by calling toll-free 800-462-2614.

HOW TO INVEST

General

      You may purchase Notes under the Plan at any time, without charge to you, by check, by wire transfer, by automatic charge to your bank account or by such other means as Ford Credit from time to time determines. The minimum initial amount which you may invest under the Plan is $1,000. The minimum amount for subsequent investments is $50. A minimum investment balance (presently set at $1,000) must be maintained in your account at all times. All investments must be made in U.S. dollars. Accounts may be individual, joint, custodial or trust accounts and may be opened by individuals, corporations, partnerships, firms or associations.

      Employees of Ford Credit, Ford and certain of its subsidiaries may invest under the Plan through payroll deduction subject to limitations established from time to time by Ford Credit.

Investments by Check

      You may purchase Notes under the Plan by sending a check to Ford Money Market Account, The Northern Trust Company, P.O. Box 75935, Chicago, Illinois 60675-5935. Checks should be made payable to the Ford Money Market Account. Checks opening an account must be for a minimum of $1,000 and should be accompanied by a completed account application. For subsequent investments, you should indicate your account number on the check and enclose an investment form which has been provided as a detachable stub on statements and investment confirmations mailed by the Agent Bank. Check investments sent regular mail and received by the Agent Bank prior to 9:00 a.m. E.S.T. will be credited to your investment account on the first business day following the business day on which the check investment is received by the Agent Bank in proper form. Investments received by the Agent Bank after that time on a business day, or on a non-business day, will be credited to your account on the day following the first business day after that investment is received. Interest will begin to accrue on the check investment when the check is credited to your account. Checks are accepted subject to collection at full face value in U.S. funds and must be drawn in U.S. dollars on a bank in the U.S. Investments made by check may be redeemed after 10 business days or any shorter time as determined from time to time by Ford Credit.

Investments by Wire

      You may purchase Notes under the Plan by wiring Federal Funds to Ford Money Market Account, The Northern Trust Company. Federal Funds are a commercial bank’s deposits in a Federal Reserve Bank and can be transferred on the same day from one bank which is a member of the Federal Reserve System to another bank which also is a member of the System. The Routing Code of The Northern Trust Company for wire transfers is 0710-00152. For all wire investments, the wire must include the name of the Plan and your name, address, and investment account number. Investments made by Federal Funds received by the Agent Bank prior to 2:00 p.m. E.S.T. will be credited to your account on the business day received. Investments by wire transfer received after that time on a business day, or on a non-business day, will be credited to your account on the first business day after that investment is received. Interest will commence to accrue on the business day the investment is credited to your account. Wiring funds other than Federal Funds to the Agent Bank may result in a delay in crediting the wire investment to your account. Neither Ford Credit nor the Agent Bank will be responsible for delays in the funds wiring system.

Investments by Automatic Monthly or Periodic Charge to Bank Accounts

      You may purchase Notes under the Plan by authorizing the Agent Bank to make automatic monthly or periodic charges of $50 or more to your bank account. Upon receipt of written authorization in proper form, the Agent Bank will prepare an electronic funds transfer drawn against your bank account for the prescribed amount and will invest the proceeds in your Plan Account. The proceeds will accrue interest under the Plan on the same conditions as set forth under “Investments by Check.” You may change the amount of the automatic or periodic investment (subject to the $50 monthly minimum) or terminate investments at any time by providing notice in writing to the Agent Bank. From time to time Ford Credit may, at its sole discretion, authorize the Agent Bank to accept deposits of less than the $50 minimum amount. The requested change or termination will be effective as soon as practicable after receipt of written notice by the Agent Bank. Investments made by Automatic Monthly or Periodic Charge to bank accounts may be redeemed after 5 business days or such shorter time as determined from time to time by Ford Credit.

      To establish the Automatic Monthly or Periodic Charge to bank accounts, you should obtain the necessary authorization forms directly from the Agent Bank.

Investor Accounts

      The Agent Bank maintains a Plan Account for each account. The account balance is equal to all amounts invested in the account, together with interest accrued on investments, and less redemptions. Shortly after the end of each reporting period, the Agent Bank will send you an account statement setting forth a summary of all transactions in your Plan Account during the period, including beginning and ending account balances and interest paid for the period. Separate statements will be sent for each open account. Statements are presently offered quarterly or, by special request to the Agent Bank, monthly. Account information is also available on our web site. The full amount of the taxable interest income reportable for Federal income tax purposes for the year also will be provided annually.

      You may close your account(s) and terminate participation in the Plan at any time by notifying the Agent Bank. The principal amount of the Note issued with respect to the account, plus accrued and unpaid interest, will then be redeemed and the proceeds distributed by wire or by mail in accordance with the applicable wire or mail redemption instructions you provide.

      Because of the relatively high cost of maintaining small accounts, Ford Credit reserves the right to close any Plan Account with a current balance of less than $1,000. The account will be closed by redeeming the principal amount of the Note, plus accrued and unpaid interest, and mailing the proceeds to the registered address. The investor will be notified if a Plan Account is to be closed.

      In addition, Ford Credit reserves the right to close any Plan Account as to which the redemption provisions or other provisions of the Plan have been abused.

HOW TO REDEEM INVESTMENTS

General

      You may redeem all or any part of an investment at any time without charges or penalties. Investments may be redeemed by writing a redemption check, by writing or telephoning a request for redemption by bank check and by wire transfer. If the amount to be redeemed represents an investment made by check, the redemption request will not be honored if made within 10 business days from the receipt of the related investment check. If you need more immediate access to your funds you may avoid this delay by investing under the Plan through one of the other available means of investment. Investors liquidating their holdings and closing their accounts will receive all accrued and unpaid interest.

Redemption by Bank Check

      You may redeem investments in an account at any time by writing or telephoning the Agent Bank requesting redemption. Redemptions will be made by bank check ($250 minimum), mailed to the registered account address. If you have not selected this Redemption by Bank Check Option, the redemption request must be accompanied by guaranteed signatures of all Registered Account Owners. The signatures must be guaranteed. Guarantees must be signed by an authorized signatory and the statement “Signature Guaranteed” must appear with the signature. Notarized signatures are not sufficient. The signature guarantee is to prevent fraud or misrepresentation and is for your protection. In certain instances, additional documentation may be required including, but not limited to, trust instruments, birth certificates, death certificates, or appointments as executor or administrator.

      Written requests for redemption by bank check should be sent to Ford Money Market Account, The Northern Trust Company, P.O. Box 75936, Chicago, Illinois 60675-5936. All written requests for redemption require the signatures of all persons in whose names the account is registered, including joint owners, signed exactly as their names appear on the Account Application submitted to the Agent Bank. If the request in proper form for redemption by bank check is received by the Agent Bank in its Ford Money Market Account Servicing Area prior to 11:00 a.m. E.S.T. on a business day, the bank check normally will be mailed on that business day. Bank checks normally will be mailed on the next business day if the redemption request, in proper form, is received by the Agent Bank after 11:00 a.m. E.S.T. on a business day. Interest will accrue to but not including the business day the bank check is prepared.

      Written and telephone redemption requests should not be made to Ford or Ford Credit.

Check Redemption

      You will be provided with a supply of redemption checks free of charge following receipt by the Agent Bank of a properly completed Account Application on which the Check Redemption Option is requested. If the Check Redemption Option is requested by written request after an Account Application has been submitted, all owners of the Plan Account must sign the written request and have their signatures guaranteed as described above under “Redemption by Bank Check”. If you elect the Check Redemption Option you may order additional redemption checks by using the check reorder form in your current checkbook or by telephoning The Northern Trust Company toll-free at 800-462-2614. Redemption checks will be sent only to the Registered Account Owners and only to the Registered Account Address. Election of the Check Redemption Option does not create a checking or other bank account or a depositor or banking relationship with the Agent Bank or Ford Credit.

      You may make redemption checks payable to the order of anyone in any amount not less than $250. Checks presented for less than the minimum redemption amount will not be honored. If your account is a joint account with others, all persons whose names appear on the account must sign the redemption checks unless specified differently on the Account Application or subsequent written request and so indicated on the checks. The amount of the Note to be redeemed by check will continue accruing interest until the redemption check is presented for payment.

      If the amount of a redemption check is greater than the balance in your Plan Account, the check will not be honored and will be returned marked “insufficient funds” and you will be charged the fee normally charged by the banking system. You also will be charged for placing a stop order on a redemption check. Copies of redemption checks on which payment has been made will be provided to you by the Agent Bank upon your request, but a fee may be charged for this service. Ford Credit reserves the right at any time to modify, terminate or suspend the procedures permitting check redemptions.

Redemption by Wire Transfer

      By selecting the Redemption by Wire Transfer Option on the Account Application or in a subsequent written request, you may arrange to have redemption proceeds of $1,000 or more wired in Federal Funds to a predesignated bank account. By use of this redemption option, you authorize the Agent Bank to act on telephone or written redemption instructions, without signature guarantees, from any person or persons representing themselves to be the registered owners of your account. The Agent Bank’s records of such instructions are binding. In order to be eligible for redemption by wire transfer, you must designate the U.S. commercial bank, savings bank or credit union and account number to receive wire redemption proceeds. If the wire redemption request, in proper form, is received by the Agent Bank prior to 2:00 p.m. E.S.T. on a business day, redemption proceeds will normally be wired to the predesignated bank account on that business day. Redemption proceeds will normally be wired to the predesignated bank account on the next business day if the redemption request, in proper form, was received by the Agent Bank after 2:00 p.m. E.S.T. Interest will accrue to but not including the business day on which the redemption proceeds are wired.

      If you have not selected the Redemption by Wire Transfer Option on the Account Application or in a subsequent written request, you may request redemption by wire transfer subject to the conditions described in the preceding and following paragraphs and to the additional condition that your request be in writing accompanied by guaranteed signatures of all Registered Account Owners whose signatures are required for a redemption by check.

      Wire redemption instructions must include the name of the Plan (Ford Money Market Account), your name, the Plan Account number, the name(s) of the registered owner(s) submitting the wire redemption request and the Routing Code of the predesignated bank. Wire redemption instructions may be effected by telephoning the Agent Bank toll-free at 800-462-2614. The predesignated bank and account number may be changed only upon written request to the Agent Bank with the signature of each registered owner (including joint owners) of the Plan Account guaranteed. Neither the Agent Bank nor Ford Credit will be responsible for delays in the funds wiring system or the authenticity of withdrawal instructions. Wire redemption proceeds will be wired to a predesignated account at a bank that is a member of the Federal Reserve System, or to a correspondent bank of the predesignated bank if the predesignated bank is not a member of the Federal Reserve System. If the correspondent bank fails to notify the predesignated bank immediately, there may be a delay in crediting the funds to the predesignated bank account. The procedures permitting redemptions by wire may be modified, terminated or suspended at any time by Ford Credit.

DESCRIPTION OF THE NOTES

General

      The Notes are issuable under an Indenture dated as of July 1, 1985, as supplemented (the “Indenture”), between Ford Credit and The Bank of New York (The Bank of New York, in its capacity as Trustee under the Indenture, or any successor trustee is referred to as the “Trustee”). A copy of the Indenture also is filed as an exhibit to the Registration Statement filed with the Commission covering the offering of Notes under the Plan, and statements in this Prospectus relating to the Notes are subject to the detailed provisions of the Indenture. Whenever any particular section of the Indenture or any term used in it is referred to, the statement in connection with which such reference is made is qualified in its entirety by such reference. Ford Credit may from time to time enter into one or more additional supplemental indentures without the consent of the holders of the Notes, providing for the issuance of Notes under the Indenture in addition to the principal amount authorized on the date of this Prospectus.

      The Notes will be unsecured obligations of Ford Credit, will be issued in registered form only, without coupons, and will be identical except for the issue date. The Notes will not be subject to any sinking fund and will be redeemable at the option of the holder thereof as described below. The Notes will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other indebtedness of Ford Motor Credit Company (parent company only).

Limitation on Liens

      If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:

•	certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	Mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

•	any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 5.05 in the Indenture).

Merger and Consolidation

      The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 5.05 in the Indenture (see “Limitation on Liens” above) without equally and ratably securing the Indenture Securities. (Section 12.03 in the Indenture).

Events of Default

      The following events are defined in the Indenture as “Events of Default”:

•	failure to pay principal or interest when due;

•	failure to perform any other covenants for 90 days after notice; and

•	the bankruptcy, insolvency or related reorganization of Ford Credit. (Section 7.01 in the Indenture)

      The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give the Noteholders notice of all uncured defaults known to it (the term default to include the events specified above without grace periods); provided that, except in the case of default in the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Noteholders. (Section 7.07 in the Indenture)

      Ford Credit is required to furnish to the Trustee annually a statement of certain officers of Ford Credit stating whether or not to the best of their knowledge Ford Credit is in default in the performance and observance of the terms of the Indenture and, if Ford Credit is in default, specifying such default. (Section 5.06 in the Indenture)

      The holders of a majority in aggregate principal amount of all outstanding Notes have the right to waive certain defaults and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 7.06 in the Indenture) The Indenture provides that, in case an Event of Default shall occur (which shall not have been cured or waived), the Trustee is required to exercise such of its rights and powers under the Indenture, and to use the degree of care and skill in their exercise, that a prudent man would exercise or use in the conduct of his own affairs, but otherwise need only perform such duties as are specifically set forth in the Indenture. (Section 8.01 in the Indenture) Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Noteholders unless they shall have offered to the Trustee reasonable security or indemnity. (Section 8.02 in the Indenture)

Modification of the Indenture

      With certain exceptions, under the Indenture, Ford Credit’s rights and obligations and the rights of the Noteholders may be modified by Ford Credit with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes then outstanding; but no such modifications may be made which would (i) diminish the principal amount of any Note, or accrued and unpaid interest thereon; or (ii) reduce the above-stated percentage of Notes, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Notes then outstanding. (Section 11.02 in the Indenture)

Concerning the Trustee

      The Bank of New York, the Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

AGENT BANK AND ADMINISTRATION

      Ford Credit employs an Agent Bank, currently The Northern Trust Company, 50 South LaSalle Street, Chicago, Illinois 60675, to act as Ford Credit’s Agent for Ford Money Market Account. Services performed by the Agent Bank include establishment and maintenance of Plan Accounts, including transactions processing and accounting; preparation of account statements and other correspondence; investor servicing; advice on the principal balance of Plan Accounts; accrual of interest income and payment of interest earned; and required tax reporting and filings with proper authorities. For these services, Ford Credit pays the Agent Bank an agency and administrative fee monthly based on the number of Plan Accounts in the Plan with positive balances at the end of each month, as well as reasonable out-of-pocket costs (such as, but not limited to, postage, forms, telephone and wire expenses). These costs and all other costs incurred in the operation of the Plan are paid by Ford Credit. Investors are not charged administrative service fees or custodian fees of any kind and are free to invest in or redeem amounts in Plan Accounts at any time without any investment charges or redemption fees or penalties whatsoever except that investors will be charged the fee normally charged by the banking system in the event that either a redemption check is written for an amount in excess of the balance in the investor’s Plan Account or an investment check from an investor is returned for insufficient funds. Investors making investments or requesting redemption by wire transfer may be charged applicable fees by the commercial bank handling the transfer. Also, investors may incur charges in obtaining required signature guarantees.

      Ford Credit has created the Ford Money Market Account Committee (the “Plan Committee”) all the members and alternate members of which are employees of Ford Credit. The persons elected or appointed to the following offices of Ford Credit are members of the Committee: The Vice President-Finance, the Vice President-Treasurer and the Vice President-General Counsel. The persons elected or appointed to the following offices of Ford Credit are the alternate members of the Committee: Any two Assistant Treasurers and the Secretary. The address of each of these persons is The American Road, Dearborn, Michigan 48121.

      The Committee assists in the administration of the Plan, interprets its provisions, prescribes rules, regulations and forms in connection therewith and sets and adjusts the rate or rates of interest to be paid on the Notes.

TAXES

      The Plan is not qualified under Section 401(a) of the Internal Revenue Code. Accordingly, all interest credited to the Notes or paid in any taxable year is reportable by the investor, and other account holders, as taxable income for Federal income tax purposes. No part of the taxable interest is excludable from taxable income.

      The statement sent to the investor or other account holders by the Agent Bank covering the final reporting period of each year will state the full amount reportable as taxable income. The Agent Bank also will file tax information returns as required by law. State and local income taxes and related tax reporting also may be applicable. Investors are individually responsible for complying with applicable Federal, state and local tax laws and should consult their individual tax advisors regarding any specific questions.

TERMINATION, SUSPENSION OR MODIFICATION

      Ford Credit expects that Ford Money Market Account will continue in the forseeable future, but reserves the right at any time to terminate, to suspend or from time to time to modify the Plan in part, or in its entirety, or in respect of categories of investors, including investors located in one or more jurisdictions. Ford Credit may, in its discretion, temporarily suspend the acceptance of new investments in Notes without such suspension constituting a suspension or termination of the Plan. Any modification that affects the rights or duties of the Trustee may be made only with the consent of the Trustee. No termination, modification or suspension may affect the right of an investor to redeem amounts credited to an account or diminish the amounts credited thereto as of the effective date thereof.

RIGHTS NOT TRANSFERABLE

      No right or interest in or to a Note or a Plan Account is assignable or transferable in whole or in part except for redemptions and no attempted assignment or transfer otherwise will be effective. Except for redemptions, and except for the right to debit amounts credited in error to a Plan Account, no right or interest of any investor in an account under the Plan shall be liable for, or subject to, any obligation or liability of such investor.

ADDITIONAL INFORMATION

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for the nine months ended September 30, 1999 and the years 1994-1998 for Ford Credit and Ford are included in Ford Credit’s Third Quarter 10-Q Report and are incorporated in this Prospectus by reference.

USE OF PROCEEDS

      The net proceeds from the sale of the Notes will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper or borrowings under bank lines of credit) or may be invested temporarily in short-term securities.

      Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit’s long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

PLAN OF DISTRIBUTION

      The Notes are offered on a continuing basis by Ford Credit directly on its behalf and no commissions will be paid. Ford Credit may from time to time designate agents in certain jurisdictions through whom Notes may be offered. Such agents shall receive no commissions but shall be reimbursed for certain expenses incurred in connection with such efforts. Ford Credit has the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part.

LEGAL OPINIONS

      Hurley D. Smith, Esq., who is Ford Credit’s Corporate Counsel and Secretary, or another Ford Credit attorney, will provide Ford Credit an opinion about the legality of the Notes. Mr. Smith owns, and such other attorney likely would own, Common Stock of Ford and options to purchase shares of Common Stock of Ford.

EXPERTS

      The financial statements and schedules included in the 1998 10-K Report, the February 1999 8-K Report and the January 2000 8-K Report have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. These financial statements are incorporated by reference in this Prospectus and in the registration statement in reliance upon PwC’s report on those financial statements given on their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1999 and 1998, June 30, 1999 and 1998 and September 30, 1999 and 1998 included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report, respectively incorporated by reference in this Prospectus, PwC have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information.

[FORD LOGO]

FORD MONEY MARKET ACCOUNT

       FEBRUARY 18, 2000